Exhibit 99.1

Bitfarms to Participate in Upcoming Conferences

Toronto, Ontario and Brossard, Québec (April 17, 2024) - Bitfarms Ltd. (NASDAQ: BITF/TSX: BITF), a global vertically integrated company, today announced that various members of management will be participating in the upcoming investor and industry conferences:

Bitcoin Energy Summit

Date:	April 22-23, 2024
Location:	Miami, FL

AIM Summit London 2024

Date:	April 29-30, 2024
Location:	London, England

Bitcoin Asia

Date:	May 9-10, 2024
Location:	Hong Kong, China

19th Annual Needham Technology, Media, & Consumer Conference

Date:	May 14-15, 2024
Location:	New York City
Presentation:	4:30 pm ET, May 14, 2024
Webcast

DC Blockchain Summit 2024

Date:	May 15, 2024
Location:	Washington DC

B. Riley Securities 24th Annual Institutional Investor Conference

Date:	May 22-23, 2024
Location:	Beverly Hills, CA

For more information, please refer to the conference websites or BITF IR Calendar. To arrange a 1:1 meeting at or around any of the events, please contact the appropriate institutional sales representatives or Bitfarms’ IR Team at tkrumme@bitfarms.com.

About Bitfarms Ltd.

Founded in 2017, Bitfarms is a global Bitcoin mining company that contributes its computational power to one or more mining pools from which it receives payment in Bitcoin. Bitfarms develops, owns, and operates vertically integrated mining farms with in-house management and company-owned electrical engineering, installation service, and multiple onsite technical repair centers. The Company’s proprietary data analytics system delivers best-in-class operational performance and uptime.

Bitfarms currently has 11 operating Bitcoin mining facilities and two under development situated in four countries: Canada, the United States, Paraguay, and Argentina. Powered predominantly by environmentally friendly hydro-electric and long-term power contracts, Bitfarms is committed to using sustainable and often underutilized energy infrastructure.

To learn more about Bitfarms’ events, developments, and online communities:

www.bitfarms.com

https://www.facebook.com/bitfarms/
https://twitter.com/Bitfarms_io
https://www.instagram.com/bitfarms/
https://www.linkedin.com/company/bitfarms/

Investor Relations contacts:

Tracy Krumme (Bitfarms)

+1 786-671-5638

tkrumme@bitfarms.com

David Barnard (LHA)

+1 415-433-3777

Investors@bitfarms.com

Media contacts:

Actual Agency

Khushboo Chaudhary
+1 646-373-9946
mediarelations@bitfarms.com

Québec Media: Tact

Louis-Martin Leclerc

+1 418-693-2425

lmleclerc@tactconseil.ca